Explanation of Responses:

(1)
Represents shares held by Northwater Intellectual Property Fund L.P. 1, a Delaware limited partnership (“NIP LP 1”).  Northwater Capital Inc., a corporation formed under the laws of the Province of Ontario (“NCI”) is the direct parent of Northwater Capital Management Inc., a corporation formed under the laws of the Province Ontario (“NCMI”), which is the manager of NIP LP 1.  Mr. Egan may be deemed to share beneficial ownership of the shares held by NIP LP 1 in his capacity as Managing Director of NCI.  Mr. Egan disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(2)
Represents shares held by Gen 3 Partners, Inc. (“Gen 3 Partners”). Mr. Egan may be deemed to share beneficial ownership of the shares held by Gen 3 Partners in his capacity as a director of Gen 3 Partners. Mr. Egan disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(3)
The Series A Preferred Stock is convertible at any time, at the holder’s election and has no expiration date. The Series A Preferred Stock automatically converted into common stock on an approximately 1-to-0.177 split-adjusted basis upon the closing of the Issuer’s initial public offering.

(4)
The Series B Preferred Stock is convertible at any time, at the holder’s election and has no expiration date. The Series B Preferred Stock automatically converted into common stock on an approximately 1-to-0.181 split-adjusted basis upon the closing of the Issuer’s initial public offering.

(5)
The Series C Preferred Stock is convertible at any time, at the holder’s election and has no expiration date. The Series C Preferred Stock automatically converted into common stock on an approximately 1-to-0.116 split-adjusted basis upon the closing of the Issuer’s initial public offering.

(6)
The preferred stock is convertible at any time, at the holder’s election and has no expiration date. The preferred stock automatically converted into common stock on an approximately 1-to-0.100 split-adjusted basis upon the closing of the Issuer’s initial public offering.

(7)	The dividend rights were paid in shares of the Issuer’s common stock at the Issuer’s election immediately upon the closing of the Issuer’s initial public offering.